Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

BY EDGAR

August 24, 2015

Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2013, filed February 21, 2014
File No. 001-11411

Dear Mr. Shenk:
On behalf of Polaris Industries Inc. (the “Company” or “Polaris” or “we” or “our”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) on our telephone call on July 29, 2015, in which you provided further comment on our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on February 21, 2014. We appreciate the Staff's comments and our ongoing dialogue with the Staff regarding the same.
As discussed during our call with the Staff on July 29, 2015, the Company hereby confirms that, beginning with our Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 2015, the Company will no longer aggregate our current four operating segments into a single reportable segment and will revise the segment footnote accordingly to report multiple reportable segments. As we have previously indicated, we will continue to evaluate our structure from time to time to ensure that our segment reporting positions remains consistent with the principles of ASC 280.
***
In responding to the Commission Staff's questions and comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in our July 29, 2015 telephone call. Should you have any further questions or comments, please contact the undersigned at 763.542.0555.

Very truly yours,

/S/ MICHAEL T. SPEETZEN
Michael T. Speetzen
Executive Vice President — Finance and
Chief Financial Officer